UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 20, 2015

CME GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	001-31553	36-4459170
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 South Wacker Drive, Chicago, Illinois 60606

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (312) 930-1000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On January 20, 2015, CME Group Inc. (“CME Group”) issued a press release announcing that they had delivered revised agreements executed by CME Group to the Special Committee of the Board of Directors of GFI Group Inc. (“GFI Group”) proposing to amend the definitive agreements (the “Proposed Transaction Amendments”) providing for the previously announced transaction through which, among other things, CME Group will acquire GFI Group’s Trayport and FENICS businesses by first acquiring GFI Group and immediately thereafter a private consortium of GFI Group management will acquire GFI Group’s wholesale brokerage business.

Pursuant to the terms of the Proposed Transaction Amendments, once executed by GFI Group, the consideration payable to GFI Group stockholders would increase from $5.60 per share in CME Group stock to $5.85 per share, payable in a mix of shares of CME Group Class A common stock and cash.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Number	Description

99.1	Press release issued by CME Group Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CME Group Inc.

By:	/s/ Kathleen M. Cronin
Kathleen M. Cronin Senior Managing Director, General Counsel and Corporate Secretary

Date: January 20, 2015

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release issued by CME Group Inc.